
Mail Stop 4631

March 2, 2016

<u>Via E-mail</u>
Mr. John Hilburn Davis IV
Chairman, Chief Executive Officer, and Chief Financial Officer
BeautyKind Holdings, Inc.
6101 West Centinela Avenue, Suite 394
Culver City, CA 90230

> **Re:** **BeautyKind Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 5, 2016**
> **File No. 24-10524**

Dear Mr. Davis:

We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1. Provide us a statement on whether the amount of compensation to be allowed or paid to the underwriter has been cleared with the Financial Industry Regulatory Authority. <u>See</u> General Instruction IV(a) of Form 1-A.

Relationship with We-Commerce, page 4

2. Please clarify the business purpose of the company in entering into the asset purchase agreement with We-Commerce, which appears to be almost 90% owned by members of your board of directors. Please also clarify that We-Commerce issued its common units to your Series A preferred unitholders as consideration for the assets, consistent with disclosure in the agreement that you filed as Exhibit (6)(b). Finally, please disclose whether any of those Series A preferred unitholders are also your officers, directors, or affiliates. Please also make corresponding changes in response to this comment in your section entitled "Interest of Management and Others in Certain Transactions" where you discuss the transactions with We-Commerce.

Securities Offered, page 5

3. Please clarify here and in the "Underwriting" section on page 12 the purpose of the escrow once the minimum has been reached. Please also clarify what conditions must be met after the minimum has been reached for additional shares to be released to investors who purchase after the minimum has been reached.

A third-party distributor picks, packs and ships all of our products…, page 8

4. Disclose in the business section whether you have an agreement with Newgistics, Inc. to act as your third-party distributor, and, if so, summarize the principal provisions of the agreement in an appropriate section of the offering circular. Additionally, advise what consideration you have given to the filing of any agreement with Newgistics, Inc. as an exhibit to the offering circular. See Item 17.6 of Form 1-A.

Dilution, page 12

5. Please enhance your disclosure to provide a description of the parity between the public offering price of $6.25 per share for common stock and the effective cash cost to insiders during the past year.

BeautyKind Overview, page 17

6. Please clarify the nature and role of the "customer network" or "CARE network" in your business model. For example, how are these networks established and by whom? What are the networks comprised of and what is their function? What role do retail consumers have in the networks? Finally, we note disclosure on page 27 that you will offer your gift card program to sororities, etc. as a way for them to raise money for their causes while building out their CARE Network, which is part of your rewards program. Please provide sufficient information about your business model so that investors will better understand the meaning of this type of disclosure.

7. The information on page 22 suggests that you have $3.1 billion of revenue. Please revise to remove this implication as this is not supported by your audited financial statements.

Our Results with Little to No Marketing, page 22

8. Explain the meaning of the abbreviation, "ROI," in the third paragraph.

9. In the graphs on page 23, please explain what you are depicting in the graph relating to "sessions" versus "page views." Please also explain what you are depicting in the graph relating to "Pages/Sessions."

10. We note that the graphs you provide on page 23 suggest that your marketing efforts had a significant impact on users, sessions, and page views. Please briefly discuss the marketing efforts you undertook in the second quarter and appear to be taking currently, and why you did not continue marketing in the third and fourth quarters.

Four Customer Acquisition Channels Drive Our Growth, page 24

11. Please clarify who the "Ambassadors" are. For example, it is unclear whether they are individuals or organizations, and whether they are employees or otherwise receive commissions or payments for their efforts. Please explain how you will find and engage or hire the Ambassadors. Please also explain how they will grow customers by "sharing their personal gift card program.

12. Disclosure on page 25 states that you work with Scooter Braun Agency to help you identify the right influencers. Similarly, disclosure on page 26 states that you work also with Lindsey Vonn and the Lindsey Vonn Foundation. Disclose whether you have any agreement with Scooter Braun Agency, Lindsey Vonn, and the Lindsey Vonn Foundation, and, if so, summarize the principal provisions of any agreement. Additionally, advise what consideration you have given to the filing of any agreement with Scooter Braun Agency, Lindsey Vonn, and the Lindsey Vonn Foundation as an exhibit to the offering circular.

College Sorority Tour, page 27; Trend Information, page 31

13. Please clarify in the fifth paragraph the timetable for which you expect to complete your pop up container for SXSW. Current disclosure refers only to "March." This comment also applies to several references to "March" under "Trend Information" on page 31.

Description of Property, page 29

14. Disclosure states that you rent office space for $2,995 per month. Advise what consideration you have given to the filing of the rental agreement as an exhibit to the offering circular. See Item 17.6 of Form 1-A.

Compensation of Directors and Executive Officers, page 34

15. Please clarify why the amount of Mr. Davis's salary, as reflected in footnote (1), was $145,154 when the entire amount of his cash compensation reflected in the table for the fiscal year ended January 31, 2016 is only $138,461.60.

Security Ownership of Management and Certain Securityholders, page 35

16. Align the information in the second column, "Name and Address of Beneficial Owner," with the other columns so that it is clear to which entries in the other columns the second column relates. For example, as formatted, it is unclear whether the information in the second column relating to the securities held by LAYN Ltd. over which Hil Davis has voting and investment control is associated with the first or the second entry in the other columns. Please also ensure that you have provided the address for each of the beneficial owners.

Interest of Management and Others in Certain Transactions, page 36

17. Please identify the member of management for whom the company leased an apartment in the last paragraph on page 37.

Financial Statements for the Period from August 6, 2014 (date of inception) through January 31, 2015

Statement of Members' Equity, page F-4

18. Please revise your presentation here and on page F-16 to include a column showing the changes in the number of common units issued as well as a column showing the changes in the number of preferred units issued.

Note B – Significant Accounting Policies, page F-6

Revenue and Cost Recognition, page F-7

19. We note that you offer a promotional rewards program which allows customers and other parties to earn points for each qualifying purchase up to a maximum of 6% of qualifying purchases. The points can then be used for the purchase of additional products, donated to a charitable organization, or redeemed for cash. You disclose

that revenue is recognized when the points are redeemed by the customer. Please tell us and enhance your disclosure to further clarify your revenue recognition policy, including how you account for the value of points when earned, redeemed, and expired. Please also tell us what accounting literature you referenced to support your basis.

Financial Statements for the Six Months Ended July 31, 2015

Balance Sheet, page F-14

20. Please also present on page F-14 a balance sheet as of January 31, 2015. Refer to Rule 8-03 of Regulation S-X.

Exhibits

21. File the escrow agreement as an exhibit to the offering circular. See Item 17.8 of Form 1-A.

Exhibits (6)(d) and (6)(f)

22. We note that you have not filed exhibit D to either exhibit. File the guaranty agreement as an exhibit to the offering circular. See Item 17.6 of Form 1-A.

Exhibit (6)(l)

23. Refer to section 3 of the employment agreement. Advise what consideration you have given to the filing of the common unit purchase agreement between you and Layn, Ltd. as an exhibit to the offering circular. See Item 17.6 of Form 1-A. We note the disclosure on page 35 of the offering circular that Layn, Ltd. is the beneficial owner of 38.31% of your securities.

Closing

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

If you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Via E-mail
Gregg E. Jaclin, Esq.
Szaferman, Lakind, Blumstein & Blader, P.C.
101 Grove Mill Road, Suite 200
Lawrenceville, NJ 08648